[Verigy Letterhead]

March 29, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Tom Jones

Mary Beth Breslin

Amanda Ravitz

Re:	Verigy Ltd. Registration Statement on Form S-4 (File No. 333-171378)

Verigy Holding Co. Ltd. Registration Statement on Form S-4 (File No. 333-171378-01)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Verigy Ltd. and Verigy Holding Co. Ltd. (together, the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrants’ Registration Statements on Form S-4, file numbers 333-171378 and 333-171378-01, together with all amendments and exhibits thereto (the “Registration Statements”), which are not effective. The Registrants have elected not to proceed with the transaction contemplated by the Registration Statements because the merger agreement between Verigy Ltd. and LTX-Credence Corporation has been terminated and the parties have abandoned the merger transaction contemplated thereby. The Registrants believe the withdrawal to be consistent with the public interest and the protection of investors. The Registrants confirm that no securities have previously been issued in connection with the merger described in the Registration Statements.

Verigy Ltd. requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statements be credited for potential future use.

If you are in need of additional information, please feel free to contact Tony Jeffries of Wilson Sonsini Goodrich & Rosati at (650) 849-3223 or the undersigned at (408) 864-2900.

Very truly yours,

/s/ Margo Smith
Margo Smith
Vice President & General Counsel